CUSIP No. 225270 10 7                                         Page 1 of 6 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)[1]

                           CREATIVE BIOMOLECULES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   225270 10 7
                                 (CUSIP Number)


                                            John C. MacMurray, Esq.
Kathleen K. Schoemaker                      Reboul, MacMurray, Hewitt,
Domain Associates, L.L.C.                   Maynard & Kristol
One Palmer Square                           45 Rockefeller Plaza
Princeton, New Jersey 08452                 New York, New York  10111
Tel. (609) 683-5656                         Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 10, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 225270 10 7                                          Page 2 of 6 Pages

1)       Name of Reporting Person                    Domain Partners
         I.R.S. Identification                       III, L.P.
         No. of Above Person
        (If an Entity)

2)       Check the Appropriate Box                       (a) [x]
         if a Member of a Group                          (b) [ ]

3)       SEC Use Only

4)       Source of Funds                             Not Applicable

5)       Check if Disclosure of
         Legal Proceedings is                        Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                             Delaware

Number of                     7)  Sole Voting        1,402,405 shares of
Shares Beneficially               Power              Common Stock
Owned by Each                                        (including shares
Reporting Person                                     issuable upon
With                                                 exercise of warrants)

                              8)  Shared Voting
                                  Power                       -0-

                              9)  Sole Disposi-      1,402,405 shares of
                                  tive Power         Common Stock
                                                     (including shares
                                                     issuable upon
                                                     exercise of warrants)
                              10) Shared Dis-
                                  positive Power              -0-

11)      Aggregate Amount Beneficially               1,402,405 shares of
         Owned by Each Reporting Person              Common Stock
                                                     (including shares
                                                     issuable upon
                                                     exercise of warrants)
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes certain shares

13)      Percent of Class
         Represented by                                       3.9%
         Amount in Row (11)

14)      Type of Reporting
         Person                                      PN

CUSIP No. 225270 10 7                                          Page 3 of 6 Pages

1)       Name of Reporting Person                    DP III Associates,
         I.R.S. Identification                       L.P.
         No. of Above Person
        (If an Entity)

2)       Check the Appropriate Box                       (a) [x]
         if a Member of a Group                          (b) [ ]

3)       SEC Use Only

4)       Source of Funds                             Not Applicable

5)       Check if Disclosure of
         Legal Proceedings is                        Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                             Delaware

Number of                     7)  Sole Voting        49,226 shares of
Shares Beneficially               Power              Common Stock
Owned by Each                                        (including shares
Reporting Person                                     issuable upon
With                                                 exercise of warrants)

                              8)  Shared Voting
                                  Power                       -0-

                              9)  Sole Disposi-      49,226 shares of
                                  tive Power         Common Stock
                                                     (including shares
                                                     issuable upon
                                                     exercise of warrants)
                              10) Shared Dis-
                                  positive Power              -0-

11)      Aggregate Amount Beneficially               49,226 shares of
         Owned by Each Reporting Person              Common Stock
                                                     (including shares
                                                     issuable upon
                                                     exercise of warrants)
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes certain shares

13)      Percent of Class
         Represented by                                       0.1%
         Amount in Row (11)

14)      Type of Reporting
         Person                                      PN

CUSIP No. 225270 10 7                                          Page 4 of 6 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on January 30, 1995 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 35,968,579 shares of Common Stock outstanding as of June 30, 1999, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 1999 filed with the Commission on August 13, 1999, and gives effect to the exercise of all Warrants held by the Reporting Persons.

          (a)

          DP III

          DP III owns 1,402,405 shares of Common Stock, or approximately 3.9% of the Common Stock outstanding. OPSA III, as the general partner of DP III, may be deemed to beneficially own the shares of Common Stock owned by DP III.

          DP III A

          DP III A owns 49,226 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. OPSA III, as the general partner of DP III A, may also be deemed to beneficially own the shares of Common Stock owned by DP III.

                          GENERAL PARTNERS OF OPSA III

          (i) Brian Dovey owns 1,188 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) James C. Blair owns 1,188 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Jesse I. Treu owns 1,188 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Richard S. Schneider owns 1,188 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 225270 10 7                                          Page 5 of 6 Pages

          (v) Kathleen K. Schoemaker owns 248 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

               DOMAIN ASSOCIATES, L.L.C.

               With the exception of Richard S. Schneider, all of the above-named individual general partners of OPSA III are also managing members of Domain Associates, L.L.C., a Delaware limited liability company ("DA"). DA owns 20,000 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of OPSA III may be deemed to share the power to vote or direct the voting of and to dispose or to direct the disposition of the Common Stock owned by DP III and DP III A. Each of the general partners of OPSA III disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns directly, or by virtue of his or her indirect pro rata interest, as a managing member of DA, in the Common Stock owned by DA or by virtue of his or her indirect pro rata interest, as a general partner of OPSA III, in the Common Stock owned by DP III and/or DP III A.

          (c) On September 10, 1999, DP III and DP III A sold 347,657 and 12,028 shares, respectively, of Common Stock in open market transactions at a sale price of $5.375 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP III or DP III A.

          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on September 10, 1999.

CUSIP No. 225270 10 7                                          Page 6 of 6 Pages


                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 1999


                                               DOMAIN PARTNERS III, L.P.
                                               By:  One Palmer Square Associates
                                               III, L.P., General Partner

                                               By /s/ Kathleen K. Shoemaker
                                                     General Partner


                                               DP III ASSOCIATES, L.P.
                                               By:  One Palmer Square Associates
                                               III L.P., General Partner

                                               By /s/ Kathleen K. Shoemaker
                                                     General Partner